Vanguard Fixed Income Securities Funds
                                  P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                                 March 22, 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re: Vanguard Fixed Income Securities Funds (the "Trust") Registration No. 2-47371
                  File No. 811-2368

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 67, filed August 29,
2003 (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-03-000733. The Trust requests the withdrawal of the Amendment on the grounds that it has no plans to proceed with the offering of the Vanguard High-Yield Corporate Fund Institutional Shares at this time. No securities were sold in connection with this offering.

     Please direct any communications concerning this filing to me at (610) 503-2320.

Sincerely,

VANGUARD FIXED INCOME SECURITIES FUNDS



Christopher A. Wightman
Assistant Secretary